

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2019

Jeffrey Nau
Chief Executive Officer
Oyster Point Pharma, Inc.
202 Carnegie Center, Suite 109
Princeton, NJ 08540

Re: Oyster Point Pharma, Inc.
Form S-1
Exhibit No. 10.11
Filed October 21, 2019
File No. 333-234104

Dear Dr. Nau:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance